(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

March 4, 2009

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christian Sandoe

RE:	Fidelity Fixed-Income Trust (the trust):
Fidelity Series Investment Grade Bond Fund Fidelity Short-Term Bond Fund Fidelity Strategic Real Return Fund (the funds)
File Nos. 002-41839 and 811-02105
Post-Effective Amendment No. 119

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No. 119 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which, executed pursuant to Powers of Attorney dated April 1, 2007 and February 1, 2009, is maintained at the offices of the trust.

This filing serves to register a new class of shares, Class F, of the funds and includes the Prospectuses and Statement of Additional Information (SAI) for the funds. The funds may be marketed through banks, savings and loan associations, or credit unions.

Please note that the cover page of the Prospectuses and SAI contain the standard "red herring" legend called for by Rule 481 of Regulation C.

Pursuant to Rule 485(a), the trust elects an effective date of May 18, 2009. We request your comments by April 15, 2009.

Please contact Jamie Plourde at (617) 563-1375 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Sincerely,

/s/ Catherine Conlin
Catherine Conlin
Legal Product Group